UNITED STATES
SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one): ☒ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☐ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR For Period Ended: December 31, 2023
•Transition Report on Form 10-K
•Transition Report on Form 20-F
•Transition Report on Form 11-K
•Transition Report on Form 10-Q
•Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

VELO3D, INC.
Full Name of Registrant

N/A
Former Name if Applicable

2710 LAKEVIEW COURT
Address of Principal Executive Office (Street and Number)

FREMONT, CA 94538
City, State and Zip Code

PART II – RULE 12b-25 (b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Velo3D, Inc. (the “Registrant”) is unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”) within the prescribed time period without unreasonable effort or expense as a result of the following:
(a) Management’s time devoted to negotiating and finalizing a proposed amendment to the Registrant’s senior secured notes due 2026.
(b) The identification of an error related to revenue, contract assets, and other assets. This error, in conjunction with other previously identified immaterial errors impacting 2022 and 2021, will be revised.

(c) The Registrant expects to report two additional material weaknesses related to the accounting of (i) debt and equity transactions and (ii) financial statement presentation and has expanded the description of two existing material weaknesses related to the accounting for inventory and contract assets. As a result, disclosure, controls and procedures will continue to be ineffective as of December 31, 2023.
(d) The Registrant's on-going evaluation of its ability to continue as a going concern, for which the Registrant has concluded it has substantial doubt.

The Registrant plans to file the Annual Report within the extension period, in compliance with Rule 12b-25.

PART IV – OTHER INFORMATION
(1)Name and telephone number of person to contact in regard to this notification

Bernard Chung	(408)	610-3915
(Name)	(Area Code)	(Telephone Number)
(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant furnished a Current Report on Form 8-K on March 26, 2024 with the Registrant’s results for the three and twelve months ended December 31, 2023 compared to the three and twelve months ended December 31, 2022 (the "Earnings 8-K"). The results included in the Earnings 8-K reflected total revenue of $77.6 million, gross profit of $(26.1 million) and net loss of $(135.0 million) for the year ended December 31, 2023, and the Registrant expects that the Annual Report will reflect total revenue of $77.4 million, gross profit of $(26.3 million) and net loss of $(135.1 million) for the year ended December 31, 2023.

Additionally, as discussed above, the Registrant expects to report two additional material weaknesses related to the accounting of (i) debt and equity transactions and (ii) financial statement presentation and has expanded the description of two existing material weaknesses related to the accounting for inventory and contract assets.

VELO3D, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 2, 2024	By:	/s/ Bernard Chung
	Name:	Bernard Chung
Acting Chief Financial Officer